NEWS RELEASE

STRATASYS RELEASES THIRD QUARTER 2019 FINANCIAL RESULTS

Third Quarter Revenue of $157.5 million

Third Quarter GAAP net loss of $6.9 million, or ($0.13) per diluted share, and non-GAAP net income of $6.3 million, or $0.12 per diluted share

Minneapolis & Rehovot, Israel, November 13, 2019 — Stratasys Ltd. (NASDAQ: SSYS) announced financial results for the third quarter of 2019.

Q3 2019 Financial Results Summary:

Revenue for the third quarter of 2019 was $157.5 million, compared to $162.0 million for the same period last year.

●	GAAP gross margin was 49.2% for the quarter, compared to 48.7% for the same period last year.
●	Non-GAAP gross margin was 52.4% for the quarter, compared to 52.1% for the same period last year.
●	GAAP operating loss for the quarter was $6.0 million, compared to an operating income of $3.4 million for the same period last year.
●	Non-GAAP operating income for the quarter was $8.1 million, compared to non-GAAP operating income of $8.2 million for the same period last year.
●	GAAP net loss for the quarter was $6.9 million, or ($0.13) per diluted share, compared to a net loss of $0.7 million, or ($0.01) per diluted share, for the same period last year.
●	Non-GAAP net income for the quarter was $6.3 million, or $0.12 per diluted share, compared to net income of $5.7 million, or $0.11 per diluted share, for the same period last year.
●	The Company used $8.6 million of cash from operations during the third quarter and ended the period with $347.1 million of cash and cash equivalents.

“Our results in the third quarter reflect a continuation of our track record of delivering earnings and profitability, despite challenging global economic conditions that have impacted customer investments in our target verticals in Europe and Asia. In the third quarter we continued to observe strong performance in our core professional and production-focused business in the Americas, our largest market, with specific strength in high-end FDM and PolyJet systems, our F123 Series, and our target verticals of automotive and aerospace,” said Elchanan (Elan) Jaglom, Interim Chief Executive Officer of Stratasys. “We continue to believe that when macro conditions improve we will see a return to growth in Europe and Asia, and believe we are well positioned with an impressive portfolio of new products as we finish 2019.”

Financial Guidance:

Stratasys today updated the following information regarding the Company’s guidance for the fiscal year ending December 31, 2019:

●	Revenue guidance of $640 million to $655 million, compared to previous guidance of $670 million to $700 million.
●	GAAP net loss of $17 million to $3 million, or ($0.31) to ($0.05) per diluted share.
●	Non-GAAP net income of $30 million to $38 million, or $0.55 to $0.70 per diluted share.
●	Non-GAAP operating margins of 5.5% to 6.5%.
●	Capital expenditures are projected at $30 million to $45 million.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on the Company’s non-GAAP net income, the Company believes that the rate of growth in its non-GAAP operating income is the best measure of its performance.

Non-GAAP earnings guidance excludes $23 million to $24 million of projected amortization of intangible assets; $22 million to $24 million of share-based compensation expense; reorganization and other expenses of ($1 million) to $1 million. Non-GAAP guidance includes negative tax adjustments of $2 million to $3 million on the above non-GAAP items.

Stratasys Ltd. Q3 2019 Conference Call Details

The Company plans to hold the conference call to discuss its third quarter financial results on Wednesday, November 13, 2019 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com; or directly at the following web address: https://edge.media-server.com/mmc/p/gt9wb79u.

To participate by telephone, the domestic dial-in number is (866) 394-5776 and the international dial-in is (409) 350-3596. The access code is 9983069.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days at investors.stratasys.com, or by accessing the provided web address.

Stratasys is a global leader in additive manufacturing or 3D printing technology, and is the manufacturer of FDM® and PolyJet™ 3D Printers. The Company’s technologies are used to create prototypes, manufacturing tools, and production parts for industries, including aerospace, automotive, healthcare, consumer products and education. For 30 years, Stratasys products have helped manufacturers reduce product-development time, cost, and time-to-market, as well as reduce or eliminate tooling costs and improve product quality. The Stratasys 3D printing ecosystem of solutions and expertise includes: 3D printers, materials, software, expert services, and on-demand parts production. Online at: www.stratasys.com, http://blog.stratasys.com and LinkedIn.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2019, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential shifts in our overall strategy, including as related to any reorganization activities and our capital expenditures; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential failure to successfully consummate acquisitions or investments in new businesses, technologies, products or services; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 Annual Report”), filed with the Securities and Exchange Commission (the “SEC”) on March 7th, 2019. Readers are urged to carefully review and consider the various disclosures made throughout our 2018 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter and nine months ended, September 30, 2019, and its review of its results of operations and financial condition for that period, which has been furnished to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (x) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Yonah Lloyd
Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

Stratasys Ltd
Consolidated Balance Sheets
       (Unaudited)

(in thousands, except share data)
	September 30,	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$347,082	$393,167
Accounts receivable, net	133,743	138,146
Inventories	164,742	123,524
Prepaid expenses	7,646	6,398
Other current assets	29,765	22,936

Total current assets	682,978	684,171

Non-current assets
Property, plant and equipment, net	187,712	188,150
Goodwill	385,332	385,849
Other intangible assets, net	90,297	107,274
Operating lease right-of-use assets	21,757	-
Other non-current assets	22,977	22,810

Total non-current assets	708,075	704,083

Total assets	$1,391,053	$1,388,254

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$43,139	$45,855
Current portion of long term-debt	-	5,143
Accrued expenses and other current liabilities	33,176	39,115
Accrued compensation and related benefits	35,413	31,703
Deferred revenues	53,214	53,965
Operating lease liabilities - short term	9,016	-

Total current liabilities	173,958	175,781

Non-current liabilities
Long-term debt	-	22,000
Deferred revenues - long-term	15,742	18,422
Operating lease liabilities - long term	13,303	-
Other non-current liabilities	32,580	29,084

Total non-current liabilities	61,625	69,506

Total liabilities	235,583	245,287

Redeemable non-controlling interests	700	852

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 54,428 thousands shares and 53,881 thousands shares issued and outstanding at September 30, 2019 and December 31, 2018, respectively	148	146
Additional paid-in capital	2,701,974	2,681,048
Accumulated other comprehensive loss	(7,967)	(7,753)
Accumulated deficit	(1,539,385)	(1,531,326)
Total equity	1,154,770	1,142,115

Total liabilities and equity	$1,391,053	$1,388,254

Stratasys Ltd.
Consolidated Statements of Operations

(in thousands, except per share data)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$106,346	$109,647	$321,778	$331,967
Services	51,114	52,402	154,145	154,151
	157,460	162,049	475,923	486,118

Cost of sales
Products	44,341	48,640	135,605	147,120
Services	35,710	34,481	105,285	100,773
	80,051	83,121	240,890	247,893
Gross profit	77,409	78,928	235,033	238,225

Operating expenses
Research and development, net	23,620	25,786	70,234	74,585
Selling, general and administrative	59,741	49,792	173,217	168,684
	83,361	75,578	243,451	243,269
Operating profit (loss)	(5,952)	3,350	(8,418)	(5,044)

Financial income (expense), net	289	(39)	2,796	(114)
Income (loss) before income taxes	(5,663)	3,311	(5,622)	(5,158)

Income tax expenses	586	304	3,084	1,110

Share in profits (losses) of associated companies	(733)	(3,752)	495	(11,185)

Net income (loss)	(6,982)	(745)	(8,211)	(17,453)

Net loss attributable to non-controlling interests	(41)	(66)	(152)	(182)

Net income (loss) attributable to Stratasys Ltd.	$(6,941)	$(679)	$(8,059)	$(17,271)

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.13)	$(0.01)	$(0.15)	$(0.34)
Diluted	$(0.13)	$(0.01)	$(0.15)	$(0.34)

Basic	54,394	53,769	54,201	53,716
Diluted	54,394	53,769	54,201	53,716

		Three Months Ended September 30,
		2019	Non-GAAP	2019	2018	Non-GAAP	2018
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$77,409	$5,087	$82,496	$78,928	$5,545	$84,473
	Operating income (loss) (1,2)	$(5,952)	$14,055	$8,103	$3,350	$4,815	$8,165
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	$(6,941)	$13,275	$6,334	$(679)	$6,383	$5,704
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.13)	$0.25	$0.12	$(0.01)	$0.12	$0.11

(1)	Acquired intangible assets amortization expense		3,916			5,221
	Non-cash stock-based compensation expense		475			351
	Reorganization and other related costs		696			(27)
			5,087			5,545

(2)	Acquired intangible assets amortization expense		2,016			2,532
	Non-cash stock-based compensation expense		4,960			3,662
	Reorganization and other related costs		1,992			-
	Merger and acquisition and other expense		-			(6,924)
			8,968			(730)
			14,055			4,815

(3)	Corresponding tax effect		(780)			(750)
	Gain from equity method divestment and related amortization and impairments		-			2,318
			13,275			$6,383

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,394		54,940	53,769		53,992

		Nine Months Ended September 30,
		2019	Non-GAAP	2019	2018	Non-GAAP	2018
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$235,033	$13,780	$248,813	$238,225	$16,852	$255,077
	Operating income (loss) (1,2)	$(8,418)	$32,376	$23,958	$(5,044)	$28,750	$23,706
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	$(8,059)	$28,574	$20,515	$(17,271)	$33,789	$16,518
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.15)	$0.53	$0.38	$(0.34)	$0.65	$0.31

(1)	Acquired intangible assets amortization expense		11,714			15,645
	Non-cash stock-based compensation expense		1,370			1,180
	Reorganization and other related costs		696			27
			13,780			16,852

(2)	Acquired intangible assets amortization expense		5,688			7,629
	Non-cash stock-based compensation expense		14,387			10,526
	Reorganization and other related costs		(1,479)			2,230
	Merger and acquisition and other expense		-			(6,926)
	Gain from sale of plant and property		-			(1,563)
			18,596			11,898
			32,376			28,750

(3)	Corresponding tax effect		(2,198)			(2,661)
	Gain from equity method divestment, related write-offs and amortization		(1,604)			7,700
			$28,574			$33,789

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,201		54,705	53,716		53,820

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2019

(in millions, except per share data)
GAAP net loss	($17) to ($3)

Adjustments
Stock-based compensation expense	$22 to $24
Intangible assets amortization expense	$23 to $24
Reorganization and other related costs	($1) to $1
Tax expense related to Non-GAAP adjustments	($2) to ($3)

Non-GAAP net income	$30 to $38

GAAP loss per share	($0.31) to ($0.05)

Non-GAAP diluted earnings per share	$0.55 to $0.70